September 15, 2005


Mr. Gary Todd
Reviewing Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406

Re: Diomed Holdings, Inc. Form 10-KSB for the fiscal year ended December 31, 2004 Forms 10-QSB for the periods ended March 31 and June 30, 2005
      File No. 001-31250

Dear Mr. Todd:

      This is in response to your comment letter dated September 1, 2005 to David B. Swank, Chief Financial Officer of Diomed Holdings, Inc. (the "Company"), with respect to the above-referenced filings.

      The Company has set forth below its responses to the comments contained in your letter of September 1, 2005.

Form 10-KSB for the year ended December 31, 2004

Item 6. Management's Discussion and Analysis of Financial Condition or Plan of Operations
Critical Accounting Policies Valuation of Long-Lived and Intangible Assets, page 58

1. Please expand future filings to describe how you estimate cash flows and discount rates for impairment testing purposes. More specifically describe the nature and extent of subjective judgments and uncertainties associated with those estimates.

In future filings, we will describe how we estimate cash flows and discount rates for impairment testing, including the nature and extent of related subjective judgments and uncertainties.

Item 8A Controls and Procedures, page 58

2. We see that your chief executive officer and your chief financial officer "have concluded the controls and procedures currently in place are adequate to ensure material information and other information requiring disclosure is identified and communicated on a timely basis." Accordingly, it is unclear whether your certifying officers have concluded that disclosure controls and procedures are effective as provided in Item 307 to Regulation S-B. Please revise future filings to clearly state whether or not disclosure controls and procedures are effective.

Our future filings will state whether our disclosure controls and procedures are effective.

Financial Statements, page F-1
Note 2.  Summary of Significant Accounting Policies
Revenue Recognition, page F-10

3. We note that you sell lasers and single-use procedure kits for EVLT(R) and that you also provide physician training and practice development support. Tell us how your revenue practices consider the multiple element accounting requirements of EITF 00-21. If you believe that guidance is not applicable, please explain. To the extent applicable, future filings should clarify how you apply the guidance from the Abstract.

All lasers sold include training for one physician and practice development support. Physician training includes voluntary attendance at a procedure performed by another physician performing the EVLT procedure. The cost of the training is accrued at the time of the laser sale. Practice development support includes providing preprinted marketing brochures and preprinted standard advertisements to the customer. The customer is responsible for executing the advertisements by bringing them to local media and paying for radio or paper advertisement. These items occur within close proximity to the delivery of the laser and failure to complete these items would not result in the customer receiving a refund or rejecting the delivered product. The Company has determined that the physician training and practice development support are inconsequential in accordance with SAB 104 Topic 13A.4.C1.

In those cases where the Company sells additional training or an extended service contract, those items are divided into separate units of accounting based on their relative fair value in accordance with paragraphs 9 and 16 of EITF 00-21 for purposes of revenue recognition.

Our filings will include additional disclosure regarding the multiple element accounting requirements of EITF 00-21, "Revenue Arrangements with Multiple Deliverables," including how we apply the guidance from the Abstract.

4. We see that your basic revenue policy is a reiteration of the four general criteria from SAB 104. Please expand future filings to more specifically identify how you apply those criteria in your specific circumstances. Please also expand future filings to separately state how you value and account for services revenues. Please show us how you intend to apply this comment.

Our future filings will include expanded discussion on how we apply the four criteria of SAB 104. We intend to apply this comment as follows:

Revenue Recognition. The Company derives revenue primarily from two sources: (i) revenue from products, including lasers, instrumentation and disposables, and
(ii) revenue from services. Service revenue includes fees earned under extended service contracts and repairs for products that are not under warranty. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104"). SAB No. 104 requires that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

The Company uses signed quotations and/or customer purchase orders that include all terms of the arrangement to determine the existence of an arrangement and whether the fee is fixed or determinable based on the terms of the associated agreement. The Company ships F.O.B. shipping point and uses shipping documents and third-party proof of delivery to verify delivery and transfer of title. The Company assesses whether collection is reasonably assured by considering a number of factors, including past transaction history with the customer and the creditworthiness of the customer, as obtained from third party credit references. If the Company determines that collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, generally upon receipt of payment.

The Company recognizes revenue for extended service contracts on a straight-line basis in accordance with FASB Technical Bulletin No. 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts." The Company provides for estimated warranty costs at the time of sale.

5. Unless not significant, please expand to identify and describe post shipment obligations (training, software upgrades, installation, etc.), including disclosure about how those obligations are considered in your revenue practices. Also address customer acceptance provisions, as applicable. Show us how you intend to apply this comment.

As described in response to comment #3, training and practice development are not considered separate units of accounting. We have determined that these items are inconsequential in accordance with SAB 104, Topic 13A.4.C1, as they occur within close proximity to the sale of the laser and failure to complete these items would not result in the customer receiving a refund or rejecting the delivered product. The related costs are accrued at the time of sale. Software upgrades and installation are not applicable to the product that we sell.

6. Revise future filings to provide disclosures about warranties under FIN 45 or tell us why you believe those disclosures are not necessary.

We will include expanded disclosure regarding product warranties under FIN 45 in future filings.

Note 6. Debt. page F-14
d) Private Placement Equity and Debt Financing Entered into on September 28, 2004, page F-16

7. Expand future filings to also disclose the effective rate of interest for this borrowing. Please also disclose the effective rate for any future borrowings where that rate varies significantly from the stated rate. Refer to APB 21.

Our future filings will include the effective borrowing rate for each borrowing.

Note 8. Stockholder's Equity, page F-17

8. We see grants of warrants with cashless exercise provisions. In future filings please make disclosure about the terms and mechanics of cashless exercise provisions associated with warrants and options.

Our future filings will include terms and mechanics of cashless exercise provisions.

Note 10. Segment Reporting, page F-26

9. Please revise future filings to separately present revenues and long-lived assets attributed to the United States. That is, disaggregate the item "North America." Refer to paragraphs 38a and 38b to SFAS 131.

In our future filings, we will present revenues and long-lived assets attributed to the United States (our country of domicile) separate from North America.

As requested in your letter, the Company acknowledges that:

      o we are responsible for the adequacy and accuracy of the disclosure in our filings;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

      o we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any questions regarding this response, please contact me.

                                                      Very truly yours,

                                                      /s/  David B. Swank
                                                      Chief Financial Officer

cc:      James A. Wylie, Jr.
         Geoffrey H. Jenkins
         Joseph Harris
         Christopher J. Geberth
         William A. Newman, Esq.